

December 17, 2021

Jennifer R. Kneale
Chief Financial Officer
Targa Resources Corp.
811 Louisiana St., Suite 2100
Houston, Texas 77002

> **Re: Targa Resources Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Response dated December 10, 2021**
> **File No. 001-34991**

Dear Ms. Kneale:

We have reviewed your December 10, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2021 letter.

Form 10-K for Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 62

1. We note your response to prior comment 1. Tell us how you concluded that the non-GAAP measure segment adjusted gross margin is appropriately named considering that you believe segment operating margin is the most directly comparable GAAP-basis measure.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation